UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SUNOCOCORP LLC

(Exact Name of Registrant as Specified in its Charter)

Delaware	85-0470977
(State of incorporation or organization)	(IRS Employer Identification No.)

8111 Westchester Drive, Suite 400, Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Units, representing limited liability company interests in SunocoCorp LLC	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

This Registration Statement on Form 8-A (this “Registration Statement”) is being filed by SunocoCorp LLC, a Delaware limited liability company (“SunocoCorp”), to register the common units representing limited liability company interests in SunocoCorp (the “SunocoCorp Common Units”).

On May 4, 2025, SunocoCorp and Sunoco LP, a Delaware limited partnership (“Sunoco”), entered into an Arrangement Agreement (as amended from time to time, the “Arrangement Agreement”) with Parkland Corporation, an Alberta corporation (“Parkland”), and 2709716 Alberta ULC, an Alberta corporation, pursuant to which Sunoco will acquire, on the terms and subject to the conditions therein, all of the issued and outstanding shares of Parkland by way of a court-approved plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement, Parkland shareholders will receive, in exchange for their Parkland shares and subject to the election mechanism, pro-rationing and maximum amounts in the Arrangement Agreement and the Plan of Arrangement attached thereto, some or all of their consideration in the form of SunocoCorp Common Units, which will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(10) of the Securities Act. Upon the consummation of the Arrangement, (i) Parkland will become an indirect, wholly-owned subsidiary of Sunoco, and (ii) SunocoCorp will become a publicly-traded company that holds limited partnership interests in Sunoco (the “Sunoco Class D Units”) that are economically equivalent to Sunoco’s publicly-traded common units, on the basis of one Sunoco Class D Unit for each outstanding SunocoCorp Common Unit.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the SunocoCorp Common Units is a summary and does not purport to be complete. It is subject to and is qualified in its entirety by reference to the Certificate of Formation of SunocoCorp, as amended (the “Certificate of Formation”), and the full text of the Amended and Restated Limited Liability Company Agreement of SunocoCorp (as amended or modified from time to time, the “SunocoCorp LLCA”), which are filed as Exhibits 3.1 and 3.2 to this Registration Statement, and are incorporated herein by reference.

General

The SunocoCorp Common Units represent non-managing member limited liability company interests in SunocoCorp. The holders of SunocoCorp Common Units are entitled to participate in distributions and to exercise the rights and privileges available to non-managing members under the SunocoCorp LLCA.

Following the consummation of the Arrangement, the SunocoCorp Common Units will be listed on the New York Stock Exchange under the symbol “SUNC”.

Voting Rights

The holders of outstanding SunocoCorp Common Units are entitled to a vote according to their percentage interest in SunocoCorp on all matters voted on by holders of SunocoCorp Common Units. The holders of SunocoCorp Common Units will have no voting rights other than on the limited matters specified in the SunocoCorp LLCA, as described below under “SunocoCorp LLCA—Voting Rights”.

Board of Directors

All activities of SunocoCorp will be conducted, directed and managed by a managing member (the “SunocoCorp Manager”), which will hold a limited liability company interest representing the management and ownership interest (the “Managing Member Interest”) in SunocoCorp. Energy Transfer LP (“Energy Transfer”) owns and controls the SunocoCorp Manager and appoints all of the members of the board of directors of the SunocoCorp Manager. Non-managing members, including holders of SunocoCorp Common Units, will have no right to designate, elect, appoint or remove the members of the board of directors of the SunocoCorp Manager.

SunocoCorp is also party to an agreement with Energy Transfer pursuant to which Energy Transfer will delegate to it the right to elect, appoint and remove members of the board of directors of Sunoco GP LLC, the general partner of Sunoco. Holders of SunocoCorp Common Units, however, will have no vote on, or other ability to influence, how the SunocoCorp Manager exercises such right.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of SunocoCorp, the holders of SunocoCorp Common Units are entitled to receive distributions of the assets of SunocoCorp remaining after satisfaction and discharge of all of SunocoCorp’s liabilities on a pro rata basis in accordance with their respective percentage interests in SunocoCorp.

Transfer of SunocoCorp Common Units

SunocoCorp Common Units are securities and are transferable according to the laws governing transfers of securities. Upon a transfer of SunocoCorp Common Units in accordance with the SunocoCorp LLCA, each transferee of SunocoCorp Common Units will be admitted as a member with respect to the SunocoCorp Common Units transferred when such transfer and admission is reflected in SunocoCorp’s books and records. Until a SunocoCorp Common Unit has been transferred on SunocoCorp’s books, SunocoCorp and its transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The SunocoCorp Manager will, or will cause SunocoCorp’s transfer agent to, update SunocoCorp’s books and records from time to time as necessary to accurately reflect the information therein. By accepting any SunocoCorp Common Units, each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the SunocoCorp LLCA;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the SunocoCorp LLCA; and

•	gives the consents, waivers and acknowledgments contained in the SunocoCorp LLCA.

SunocoCorp may, at its discretion, treat the nominee holder of a SunocoCorp Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Dividends and Distributions

Cash Distribution Policy

The SunocoCorp LLCA provides that it will be the policy of SunocoCorp to pay regular quarterly cash distributions of substantially all of SunocoCorp’s cash available for distribution each fiscal quarter. The SunocoCorp Manager will make a determination of the amount of cash available for distribution to SunocoCorp members, based upon cash on hand at the end of the fiscal quarter, after establishing reserves for the prudent conduct of SunocoCorp’s business or for distributions to members in respect of future fiscal quarters as the SunocoCorp Manager may determine to be appropriate. The SunocoCorp Manager may change SunocoCorp’s cash distribution policy at any time without amending the SunocoCorp LLCA. Any such distributions will be made to SunocoCorp’s members pro rata in accordance with their percentage ownership interest in SunocoCorp.

Under the Arrangement Agreement, for a two-year period following the date on which the Arrangement becomes effective, SunocoCorp has agreed to declare and pay on each SunocoCorp Common Unit a dividend or distribution in an amount equal to 100% of the distributions paid by Sunoco on each Sunoco common unit for each fiscal quarter. Sunoco has also agreed to ensure that, during such two-year period, SunocoCorp has sufficient cash available necessary for SunocoCorp to pay such distributions.

Distributions of Cash Upon Liquidation

If SunocoCorp is dissolved in accordance with the SunocoCorp LLCA, SunocoCorp will sell or otherwise dispose of its assets in a process called liquidation. SunocoCorp will first apply the proceeds of liquidation to discharge SunocoCorp’s liabilities, including the payment of its creditors. SunocoCorp will distribute any remaining proceeds to its members in accordance with their relative percentage interests in SunocoCorp. See “SunocoCorp LLCA—Liquidation” below for additional detail.

SUNOCOCORP LLCA

The following is a summary of the material provisions of the SunocoCorp LLCA.

Organization and Duration

SunocoCorp was organized in June 2000 and will have a perpetual existence unless terminated pursuant to the terms of the SunocoCorp LLCA and the Limited Liability Company Act of the State of Delaware, as amended (the “DLLCA”).

Purpose

SunocoCorp’s purpose, as set forth in the SunocoCorp LLCA, is to engage in any business activity that is approved by the SunocoCorp Manager and that lawfully may be conducted by a limited liability company organized under Delaware law. Although the SunocoCorp Manager has the ability to cause SunocoCorp and its subsidiaries to engage in activities other than the ownership of an interest in Sunoco, the SunocoCorp Manager may decline to do so free of any fiduciary duty or obligation whatsoever to SunocoCorp or its members, including any duty to act in good faith or in the best interests of SunocoCorp or its members. The SunocoCorp Manager is generally authorized to perform all acts it determines to be necessary or appropriate to carry out SunocoCorp’s purposes and to conduct SunocoCorp’s business.

Capital Contributions

Holders of SunocoCorp Common Units are not obligated to make additional capital contributions, except as described below under “—Liquidation”.

Voting Rights

Holders of SunocoCorp Common Units have no voting rights other than on the limited matters specified in the SunocoCorp LLCA.

The following is a summary of the non-managing member vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the outstanding SunocoCorp Common Units.

Issuance of additional units or other membership interests	No approval right.

Amendment of the SunocoCorp LLCA	Certain amendments may be made by the SunocoCorp Manager without the approval of any member of SunocoCorp. Other amendments generally require a specified approval level of either the applicable outstanding units or non-managing member interests. See “—Amendment of the SunocoCorp LLCA” below.

Merger or consolidation of SunocoCorp or the sale of all or substantially all of its assets	Unit majority in certain circumstances.

Election of SunocoCorp Manager board members	No approval right.

Dissolution of SunocoCorp	Unit majority in certain circumstances.

Continuation of SunocoCorp’s business following certain events of withdrawal of the SunocoCorp Manager	Unit majority.

Removal of SunocoCorp Manager	No approval right. However, if the SunocoCorp Manager voluntarily withdraws, a unit majority may elect a successor manager prior to the effective date of the SunocoCorp Manager’s withdrawal.

Transfer of the SunocoCorp Manager’s managing member interest	No approval right.

Transfer of ownership interests in the SunocoCorp Manager	No approval right.

If any person or group, other than the SunocoCorp Manager or its affiliates, acquires beneficial ownership of 20% or more of any class of membership interests then outstanding, that person or group will not have any voting rights with respect to any of its membership interests, and such person’s or group’s membership interests also will not be considered to be outstanding when sending notices of a meeting of SunocoCorp members, calculating required votes, determining the presence of a quorum or for other similar purposes. This loss of voting and related rights does not apply to any person or group that acquires the membership from the SunocoCorp Manager or its affiliates and any transferees of that person or group (if approved and notified by the SunocoCorp Manager) or to any person or group who acquires the membership interests from the Company with the specific approval of the SunocoCorp Manager and notification that such limitation will not apply.

Applicable Law; Forum, Venue and Jurisdiction; Waiver of Trial by Jury

The SunocoCorp LLCA is governed by Delaware law. The SunocoCorp LLCA requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the SunocoCorp LLCA (including any claims, suits or actions to interpret, apply or enforce the provisions of the SunocoCorp LLCA or the duties, obligations or liabilities among the members of SunocoCorp or of the members of SunocoCorp to SunocoCorp, or the rights or powers of, or restrictions on, the members of SunocoCorp or SunocoCorp);

•	brought in a derivative manner on SunocoCorp’s behalf;

•

asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SunocoCorp or the SunocoCorp Manager, or owed by the SunocoCorp Manager, to SunocoCorp or the SunocoCorp members;

•	asserting a claim arising pursuant to any provision of the DLLCA; or

•	asserting a claim governed by the internal affairs doctrine,

will be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction). By purchasing a SunocoCorp Common Unit, a member is irrevocably (i) consenting to these limitations and provisions regarding claims, suits, actions or proceedings, (ii) submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings and (iii) waiving the right to trial by jury in connection with any such claims, suits, actions or proceedings.

Although SunocoCorp believes these provisions will benefit SunocoCorp by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against SunocoCorp’s and the SunocoCorp Manager’s directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in the SunocoCorp LLCA is inapplicable or unenforceable in such action or actions, including with respect to claims arising under the federal securities laws. Members will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder.

The forum selection provision is intended to apply “to the fullest extent permitted by applicable law” to the above-specified types of actions and proceedings, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the above-specified claims and federal securities claims. However, application of the forum selection provision may in some instances be limited by applicable law. Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides: “The district courts of the United States ... shall have exclusive jurisdiction of violations of [the Exchange Act] or the rules and regulations thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by [the Exchange Act] or the rules and regulations thereunder.” As a result, the forum selection provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. However, Section 22 of the Securities Act provides for concurrent federal and state court jurisdiction over actions under the Securities Act and the rules and regulations thereunder, subject to a limited exception for certain “covered class actions” as defined in Section 16 of the Securities Act and interpreted by the courts. Accordingly, SunocoCorp believes that the forum selection provision would apply to actions arising under the Securities Act or the rules and regulations thereunder, except to the extent a particular action fell within the exception for covered class actions.

Limited Liability

Except as otherwise provided in the DLLCA or in the SunocoCorp LLCA, the members and managers of SunocoCorp are not personally liable for the debts, obligations and liabilities of SunocoCorp, whether arising in contract, tort or otherwise, solely by reason of being a member or acting as a manager of the limited liability company.

Under the DLLCA, a limited liability company may not make a distribution to a member to the extent that, after giving effect to the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of SunocoCorp, would exceed the fair value of the assets of the limited liability company. For the purpose of determining the fair value of the assets of a limited liability company, the DLLCA provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds the liability. The DLLCA provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the foregoing restriction in the DLLCA shall be liable to the limited liability company for the amount of the distribution. Unless otherwise agreed, the member will cease to be liable for the amount of such distribution after three years from the date of the distribution, unless an action to recover the distribution from such member is commenced prior to the expiration of the 3-year period and an adjudication of liability against the member is made in such action. Under the DLLCA, an assignee of a limited liability company interest who becomes a member of the limited liability company is liable for the obligations of its assignor to make contributions to the limited liability company, except that such assignee is not obligated for liabilities unknown to it at the time it became a member and that could not be ascertained from the SunocoCorp LLCA.

SunocoCorp may in the future have subsidiaries that conduct business in different states. Maintenance of SunocoCorp’s limited liability as owner of any such subsidiaries may require compliance with legal requirements in the jurisdictions in which the subsidiaries conduct business, including qualifying any such subsidiaries to do business in those jurisdictions.

Limitations on the liability of members or limited partners for the obligations of equityholders in a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of SunocoCorp’s ownership in or control of any subsidiaries it were to be determined that SunocoCorp was conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right, or exercise of the right, by the members of SunocoCorp as a group to approve some amendments to the SunocoCorp LLCA or to take other action under the SunocoCorp LLCA constituted “participation in the control” of SunocoCorp’s business for purposes of the statutes of any relevant jurisdiction, then SunocoCorp’s members could be held personally liable for SunocoCorp’s obligations under the law of that jurisdiction to the same extent as SunocoCorp is under the circumstances. SunocoCorp will operate in a manner that the SunocoCorp Manager considers reasonable and necessary or appropriate to preserve the limited liability of SunocoCorp’s members.

Issuance of Additional Membership Interests

The SunocoCorp LLCA authorizes SunocoCorp to issue an unlimited number of additional membership interests and derivative securities for the consideration and on the terms and conditions as determined by the SunocoCorp Manager, and without the approval of any non-managing members, including holders of SunocoCorp Common Units.

It is possible that SunocoCorp will fund acquisitions through the issuance of additional SunocoCorp Common Units or other membership interests. Holders of any additional SunocoCorp Common Units that are issued will be entitled to share equally (based on their percentage interest) with the then-existing holders of SunocoCorp Common Units in any distributions of available cash made by SunocoCorp. In addition, the issuance of additional SunocoCorp Common Units or other membership interests may dilute the value of the interests of the then-existing SunocoCorp unitholders in SunocoCorp.

In accordance with the DLLCA and the provisions of the SunocoCorp LLCA, SunocoCorp may also issue additional membership interests that, as determined by the SunocoCorp Manager, may have special voting rights to which the holders of SunocoCorp Common Units are not entitled or be senior in right of distribution to the SunocoCorp Common Units. In addition, the SunocoCorp LLCA does not prohibit SunocoCorp or any subsidiaries of SunocoCorp from issuing equity interests which effectively rank senior to the SunocoCorp Common Units.

The SunocoCorp Manager has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase SunocoCorp Common Units or other membership interests from SunocoCorp whenever, and on the same terms that, SunocoCorp issues membership interests to persons other than the SunocoCorp Manager and its affiliates, to the extent necessary to maintain the percentage interest of the SunocoCorp Manager and its affiliates, including such interest represented by SunocoCorp Common Units, equal to the percentage that existed immediately prior to each issuance of membership interests.

Holders of SunocoCorp units will not have preemptive rights under the SunocoCorp LLCA to acquire additional common units or other membership interests.

Amendment of the SunocoCorp LLCA

General

Amendments to the SunocoCorp LLCA may be proposed only by the SunocoCorp Manager. The SunocoCorp Manager, however, will have no duty or obligation to propose or approve any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to SunocoCorp or its members, including any duty to act in good faith or in the best interests of SunocoCorp or its members.

In order to adopt a proposed amendment, other than the amendments discussed under “—Amendments Not Requiring Member Approval” below, the SunocoCorp Manager is required to seek written approval of the holders of a number of units representing the percentage interest required to approve the amendment or to call a meeting of unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made to the SunocoCorp LLCA that would:

•	enlarge the obligations of any non-managing member without such member’s consent, unless approved by holders of at least a majority of the outstanding membership interests of the class so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the SunocoCorp Manager or any of its affiliates, without the consent of the SunocoCorp Manager, which consent may be given or withheld at its option.

The provisions containing the above restrictions on amendments to the SunocoCorp LLCA can only be amended with the approval of the members holding at least 90% of the percentage interests of all non-managing members (including any interest of the SunocoCorp Manager and its affiliates with regard to units held by them other than the Managing Member Interest).

Amendments Not Requiring Member Approval

The SunocoCorp Manager may generally make amendments to the SunocoCorp LLCA without the approval of any member to reflect:

•	a change in the name of SunocoCorp, the location of the principal place of SunocoCorp’s business, SunocoCorp’s registered agent or SunocoCorp’s registered office;

•	the admission, substitution or withdrawal of members in accordance with the SunocoCorp LLCA;

•

a change that the SunocoCorp Manager determines to be necessary or appropriate to qualify or continue SunocoCorp’s qualification as a limited liability company or other entity in which the non-managing members have limited liability under the laws of any state;

•	a change in SunocoCorp’s fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of SunocoCorp’s counsel, to prevent SunocoCorp or the SunocoCorp Manager or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that the SunocoCorp Manager determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of membership interests or rights to acquire membership interests;

•	any amendment expressly permitted in the SunocoCorp LLCA to be made by the SunocoCorp Manager acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the SunocoCorp LLCA;

•

any amendment that the SunocoCorp Manager determines to be necessary or appropriate to reflect and account for the formation by SunocoCorp of, or SunocoCorp’s investment in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with conduct by SunocoCorp of activities otherwise permitted by the SunocoCorp LLCA;

•

mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the SunocoCorp Manager may make amendments to the SunocoCorp LLCA without the approval of any member in connection with a merger or consolidation approved in accordance with the SunocoCorp LLCA, or if the SunocoCorp Manager determines that those amendments:

•

do not adversely affect the non-managing members (or any particular class of membership interests as compared to other classes or series of membership interests) in any material respect (except as permitted in connection with the creation, authorization or issuance of any class or series of membership interests or rights to acquire membership interests);

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of any units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by the SunocoCorp Manager relating to splits or combinations of membership interests under the provisions of the SunocoCorp LLCA; or

•	are required to effect the intent expressed in this Registration Statement on Form 8-A or the intent of the provisions of the SunocoCorp LLCA or are otherwise contemplated by the SunocoCorp LLCA.

Certain Unitholder Approvals; Opinion of Counsel

Unless specifically authorized in the SunocoCorp LLCA, including amendments as a result of a merger, or the authorization, creation or issuance of new classes of membership interests, any amendment that would have a material adverse effect on the rights or preferences of any class of membership interests in relation to other classes of membership interest will require approval by holders of not less than a majority of the outstanding membership interests of the affected class. If the SunocoCorp Manager determines that any amendment requires approval of the non-managing members because it adversely affects the non-managing members (or any class or series of membership interests as compared to other classes or series of membership interests) in any material respect, the amendment must be approved only by the requisite approval of the adversely affected class or classes. In addition, any amendment that would reduce or increase the voting percentage required to take any action other than the percentage required to call a meeting of unitholders is required to be approved by the written consent or the affirmative vote of members whose aggregate outstanding units or percentage interest, as applicable, constitute not less than the voting requirement sought to be reduced.

Except for amendments that may be made by the SunocoCorp Manager without member approval or made in connection with an approved merger, no other amendments to the SunocoCorp LLCA will become effective without the vote of members holding at least 90% of the outstanding SunocoCorp units, voting as a single class, unless SunocoCorp obtains an opinion of counsel to the effect that the amendment would not affect the limited liability of any non-managing member under the DLLCA or other applicable limited liability company law of the state under whose laws SunocoCorp is then organized.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

Any merger or consolidation of SunocoCorp will require the prior consent of the SunocoCorp Manager. However, to the fullest extent permitted by applicable law, the SunocoCorp Manager will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to SunocoCorp or its non-managing members, including no duty to act in good faith or in the best interest of SunocoCorp or its non-managing members in declining to consent to any merger or consolidation.

Except as described below, any merger or consolidation approved by the SunocoCorp Manager must be submitted to a vote of the non-managing members, whether at a special meeting or by written consent, and will require approval of a majority of the outstanding SunocoCorp Common Units, except that if the merger agreement contains any provisions that, if contained in an amendment to the SunocoCorp LLCA, would require a greater percentage of outstanding units or class of non-managing members to approve, such greater percentage will also be required.

The SunocoCorp Manager may, however, consummate any merger or consolidation of SunocoCorp with or into another entity without the prior approval of the non-managing members if, (i) SunocoCorp is the surviving entity in the transaction, (ii) the SunocoCorp Manager has obtained an opinion of counsel regarding the lack of any loss of the limited liability under the DLLCA of the non-managing members, (iii) the transaction would not result in an amendment to the SunocoCorp LLCA (other than an amendment that the SunocoCorp Manager could adopt without the consent or approval of other members of SunocoCorp), (iv) each SunocoCorp membership interest immediately prior to the effective date of the transaction will be an identical membership interest in the surviving entity following the transaction and (v) the number of membership interests to be issued does not exceed 20% of the SunocoCorp membership interests outstanding immediately prior to the transaction.

The SunocoCorp LLCA also generally prohibits the SunocoCorp Manager, without obtaining the prior approval of the holders of a unit majority, from selling, exchanging or otherwise disposing of all or substantially all of the assets of SunocoCorp and its subsidiaries (other than Sunoco), taken as a whole, whether in a single transaction or a series of related transactions, except in certain circumstances involving the dissolution of SunocoCorp. The SunocoCorp Manager may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of SunocoCorp’s and its subsidiaries’ assets without such approval. The SunocoCorp Manager may also sell all or substantially all of SunocoCorp’s assets under a foreclosure or other realization upon those encumbrances without such approval.

If the conditions specified in the SunocoCorp LLCA are satisfied, however, the SunocoCorp Manager may, without the approval of the non-managing members, convert SunocoCorp or any of its subsidiaries into a new limited liability entity or merge SunocoCorp or any of its subsidiaries into, or convey all of SunocoCorp’s assets to, a newly formed limited liability entity with no assets, liabilities or operations at the time of such merger, conveyance or conversion if (i) the primary purpose of such conversion, merger or conveyance is to effect a change in the legal form of SunocoCorp into another limited liability entity, (ii) the SunocoCorp Manager has received an opinion of counsel that the merger, conversion or conveyance would not result in the loss of the limited liability of any non-managing member under the DLLCA, and (iii) the SunocoCorp Manager determines that the governing instruments of the new entity provide the non-managing members and the SunocoCorp Manager with substantially the same rights and obligations as provided under the SunocoCorp LLCA.

SunocoCorp’s members are not entitled to dissenters’ rights of appraisal under the SunocoCorp LLCA or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of SunocoCorp’s assets or any other similar transaction or event.

The SunocoCorp LLCA does not contain an express anti-takeover provision; however, certain provisions of the SunocoCorp LLCA may have the effect of discouraging, delaying or impeding unsolicited takeover proposals, including those provisions described in this section “Merger, Consolidation, Conversion, Sale or Other Disposition of Assets”, “—Voting Rights” above, and the requirement that the SunocoCorp Manager must consent to any merger and may decline to do so free of any fiduciary duty or obligation.

Dissolution

SunocoCorp will continue as a limited liability company until dissolved under the SunocoCorp LLCA. SunocoCorp will dissolve, and (unless continued in certain circumstances) its affairs wound up upon:

•	the election of the SunocoCorp Manager to dissolve SunocoCorp, if approved by a unit majority;

•	if at any time there are no members, unless SunocoCorp is continued without dissolution in accordance with the DLLCA;

•	the entry of a decree of judicial dissolution of SunocoCorp pursuant to the provisions of the DLLCA; or

•

the withdrawal of the SunocoCorp Manager or any other event that results in its ceasing to be the managing member other than by reason of a transfer of its managing member interest in accordance with the SunocoCorp LLCA and admission of a successor.

Upon a dissolution under the last clause above, members representing a unit majority may elect, within specific time limitations, to continue SunocoCorp’s business on the same terms and conditions described in the SunocoCorp LLCA by appointing as the successor managing member a person approved by members representing a unit majority, subject to SunocoCorp’s receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability under the DLLCA of any member.

Liquidation

Upon the dissolution of SunocoCorp, unless its business is continued as described above, the SunocoCorp Manager will select one or more persons to act as liquidator (which may be the SunocoCorp Manager). The liquidator will, acting with all of the powers of the SunocoCorp Manager that are necessary or appropriate thereto, sell or otherwise dispose of SunocoCorp’s assets, discharge its liabilities and otherwise wind up its affairs. The liquidator may defer liquidation or distribution of SunocoCorp’s assets for a reasonable period of time or distribute assets to members in kind if it determines that a sale would be impractical or would result in undue loss to the members.

Upon liquidation, the assets of SunocoCorp in excess of that required to discharge SunocoCorp’s liabilities will be distributed to the members of SunocoCorp on a pro rata basis in accordance with the members’ respective percentage interests in SunocoCorp.

Withdrawal or Removal of the SunocoCorp Manager; Removal of the Sunoco General Partner

The non-managing members of SunocoCorp are not entitled to remove the SunocoCorp Manager.

The SunocoCorp Manager may voluntarily withdraw as managing member by giving at least 90 days’ advance notice to SunocoCorp unitholders, and that withdrawal will not constitute a violation of the SunocoCorp LLCA. In addition, the SunocoCorp LLCA permits the SunocoCorp Manager in some instances to sell or otherwise transfer all of its non-economic managing member interest in SunocoCorp without the approval of the non-managing members so long as (x) the transferee agrees to assume all of the rights and duties of the SunocoCorp Manager under, and to be bound by, the SunocoCorp LLCA and (y) SunocoCorp receives an opinion of counsel that such transfer would not result in the loss of the limited liability of any non-managing member under the DLLCA. See “—Transfer of Managing Member Interest” below.

If the SunocoCorp Manager voluntarily withdraws, the holders of a unit majority may elect a successor manager prior to the effective date of the SunocoCorp Manager’s withdrawal. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, SunocoCorp will be dissolved, wound up and liquidated, unless, within a specified period after that withdrawal, members representing a unit majority agree in writing to continue SunocoCorp’s business and appoint a successor managing member as described above under “—Dissolution.”

In addition, SunocoCorp will be required to reimburse the departing manager for all amounts due to the departing manager, including, without limitation, any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the departing manager or its affiliates (other than SunocoCorp and its subsidiaries) for the benefit of SunocoCorp or its subsidiaries.

In the event of any vote of the partners of Sunoco to remove the general partner of Sunoco, the SunocoCorp Manager is required to vote and to cause SunocoCorp to vote, any equity interests of Sunoco owned by the SunocoCorp Manager, Sunoco or their respective controlled affiliates against the removal, unless (i) the SunocoCorp Manager approves such removal (in its sole discretion) and (ii) either (x) the SunocoCorp Manager receives an opinion of counsel that removal of the Sunoco general partner will not result in Sunoco being required to register as an investment company of the Investment Company Act of 1940, as amended, or (y) the removal is also approved by a majority of the outstanding SunocoCorp Common Units (excluding any SunocoCorp Common Units owned by the SunocoCorp Manager and its affiliates).

Transfer of Managing Member Interest

The SunocoCorp Manager may, at its option, transfer all or any part of its managing member interest without approval from the non-managing members so long as: (i) the transferee agrees to assume the rights and duties of the manager under, and to be bound by, the SunocoCorp LLCA; and (ii) SunocoCorp receives an opinion of counsel that such transfer would not result in the loss of limited liability of any non-managing member under the DLLCA.

In the case of a transfer of the managing member interest, the transferee or successor will be subject to compliance with the terms of the SunocoCorp LLCA and will be admitted as the manager of SunocoCorp effective immediately prior to the transfer of the managing member interest.

The SunocoCorp Manager and its affiliates, including Energy Transfer, may, at any time, transfer any common units they hold to one or more persons, without approval of the holders of SunocoCorp Common Units.

Transfer of Ownership Interests in the SunocoCorp Manager

At any time, the owner of the SunocoCorp Manager may sell or transfer all or part of its ownership interest in the managing member to an affiliate or third party without the approval of the SunocoCorp non-managing members.

Limited Call Right

If at any time the SunocoCorp Manager and its affiliates hold more than 80% of the total non-managing member interests of any class then outstanding, the SunocoCorp Manager will have the right, which it may assign, in whole or in part, to any of its affiliates or to SunocoCorp, to acquire all, but not less than all, of the non-managing member interests of such class held by unaffiliated persons (as of a record date selected by the SunocoCorp Manager) on at least 10 but not more than 60 days’ notice. The purchase price in the event of such a purchase will be equal to the greater of:

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the highest price paid by the SunocoCorp Manager or any of its affiliates for any membership interests of such class purchased within the 90 days preceding the date on which the SunocoCorp Manager first mails notice of its election to purchase such membership interests, and

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the average of the daily closing prices per membership interest of such class for the 20 consecutive trading days immediately preceding the date that is three days before the date the notice is mailed.

As a result of the SunocoCorp Manager’s right to purchase outstanding membership interests, a holder of non-managing member interests may have its interests purchased at an undesirable time or price. The tax consequences to a holder of SunocoCorp Common Units of the exercise of this call right are the same as a sale by that unitholder of its common units in the market.

Eligible Holders; Redemption

If the SunocoCorp Manager, with the advice of counsel, determines that SunocoCorp or any of its subsidiaries is subject to any U.S. federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which SunocoCorp or such subsidiary has an interest because of the nationality, citizenship or other related status of any member, then the SunocoCorp Manager may adopt such amendments to the SunocoCorp LLCA as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of SunocoCorp’s members (and their owners, to the extent relevant); and

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permit SunocoCorp to redeem the membership interests held by any person whose nationality, citizenship or other related status creates a substantial risk of cancellation or forfeiture or who fails to comply with the procedures instituted by the SunocoCorp Manager to obtain proof of the nationality, citizenship or other related status.

The redemption price in the case of any such a redemption will be equal to the average of the daily closing prices per non-managing member interest for the 20 consecutive trading days immediately preceding the date three days before the date of redemption. The redemption may be paid in cash or by the issuance of a promissory note bearing interest at the rate of 8% annually and payable in three equal annual installments, as determined by the SunocoCorp Manager.

Meetings; Voting

Except as described below with regard to certain persons or groups owning 20% or more of any class of membership interests then outstanding, record holders of membership interests on the record date are entitled to notice of, and to vote at, meetings of the non-managing members and to act upon matters for which approvals may be solicited.

Any meeting of non-managing members will be held at a time and place determined by the SunocoCorp Manager, on a date that is not less than 10 days nor more than 60 days after the time the notice of the meeting is given. However, the SunocoCorp Manager does not anticipate that any meeting of non-managing members will be called in the foreseeable future. Any action that is required or permitted to be taken by the non-managing members may be taken either at a meeting of the non-managing members or without a meeting if consents in writing describing the action so taken are signed by non-managing members holding not less than the minimum percentage (by percentage ownership interest) of membership interest of the class or classes taking such action necessary to authorize or take that action at a meeting at which all of the non-managing members entitled to vote at such meeting were present and voted (subject to any applicable requirements of any national securities exchange).

Meetings of the non-managing members may be called by the SunocoCorp Manager or by non-managing members owning at least 20% of the outstanding units of the class for which the meeting is proposed. Non-managing members may vote either in person or by proxy at meetings.

The holders of a majority, by percentage interest, of the membership interests of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the non-managing members requires approval by holders of a greater percentage interest of units, in which case the quorum will be such greater percentage.

Each holder of a SunocoCorp Common Unit has a vote according to his, her or its percentage interest in SunocoCorp, although additional limited liability company interests having special voting rights could be issued. Except where the SunocoCorp LLCA expressly requires a greater or different vote standard or approval requirement or as otherwise required by the DLLCA, action by the non-managing members generally requires approval by members holding membership interests that, in the aggregate, represent a majority of the percentage interests present in person or by proxy at the applicable members’ meeting.

If at any time any person or group, other than the SunocoCorp Manager or its affiliates, a direct transferee of the SunocoCorp Manager or its affiliates or a purchaser specifically approved by the SunocoCorp Manager, acquires, in the aggregate, beneficial ownership of 20% or more of the outstanding membership interests of any class of membership interests then outstanding, that person or group will not have any voting rights with respect to any membership interests owned by it, and the membership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of SunocoCorp members, calculating required votes, determining the presence of a quorum or for other similar purposes.

With respect to SunocoCorp Common Units held through a nominee, agent or representative or in a street name account, the broker, dealer, bank, trust company or clearing corporation (or agent of any of the foregoing) acting in such capacity is considered the record holder of the applicable membership interests. As a result, any such SunocoCorp Common Units will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of SunocoCorp Common Units under the SunocoCorp LLCA will be delivered to the record holder by SunocoCorp or by the transfer agent.

Status as a Member

By the transfer of SunocoCorp Common Units in accordance with the SunocoCorp LLCA, each transferee of SunocoCorp Common Units will be admitted as a member with respect to the SunocoCorp Common Units transferred when such transfer and admission is reflected in SunocoCorp’s books and records. Except as described under “— Limited Liability,” the SunocoCorp Common Units will be fully paid, and holders thereof will not be required to make additional contributions.

Indemnification

Under the SunocoCorp LLCA, in most circumstances SunocoCorp will indemnify the following persons (“Indemnitees”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, settlements, penalties, expenses and other amounts arising out of any claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which they are or are threatened to be involved by reason of their status as an Indemnitee and acting or refraining from acting in such capacity:

•	the SunocoCorp Manager;

•	any departing manager;

•	any person who is or was an affiliate of the SunocoCorp Manager or any departing manager;

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any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of SunocoCorp or its subsidiaries, any manager of SunocoCorp, any departing manager or any of their respective affiliates;

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any person who is or was serving at the request of the SunocoCorp Manager, any departing manager or any of their respective affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of any other person that owes a fiduciary duty to SunocoCorp or its subsidiaries;

•	any person who controls the SunocoCorp Manager or any departing manager; and

•	any person designated by the SunocoCorp Manager as an Indemnitee.

Indemnification will not be available to Indemnitees if a court of competent jurisdiction enters a final and non-appealable judgment determining that the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. In addition, SunocoCorp will, to the fullest extent permitted by law, advance the expenses of any Indemnitees, subject to receipt of an undertaking of the Indemnitee to repay such amounts it if is ultimately determined the Indemnitee is not entitled to indemnification.

Any indemnification under the SunocoCorp LLCA will only be out of SunocoCorp’s assets. Unless the SunocoCorp Manager otherwise agrees, in its sole discretion, the SunocoCorp Manager will not be personally liable for, or have any obligation to contribute or loan funds or assets to SunocoCorp to enable it to effectuate, such indemnification.

SunocoCorp may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether SunocoCorp would have the power to indemnify the person against liabilities under the SunocoCorp LLCA.

Reimbursement of Expenses

The SunocoCorp LLCA requires SunocoCorp to reimburse the SunocoCorp Manager for all direct and indirect expenses that the SunocoCorp Manager and its affiliates incur and payments they make on SunocoCorp’s behalf and all other expenses allocable to SunocoCorp or otherwise incurred by the SunocoCorp Manager in connection with operating SunocoCorp’s business. These expenses will include salary, bonus, incentive compensation and other amounts paid to persons who perform services for SunocoCorp or on its behalf and expenses allocated to the SunocoCorp Manager by its affiliates. The SunocoCorp Manager is entitled to determine the expenses that are allocable to SunocoCorp, and the SunocoCorp LLCA does not limit the amount of expenses for which the SunocoCorp Manager and its affiliates may be reimbursed.

Books and Reports

The SunocoCorp Manager is required to keep appropriate books of SunocoCorp’s business at SunocoCorp’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, SunocoCorp’s fiscal year is the calendar year.

SunocoCorp will furnish or make available to record holders of SunocoCorp units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by SunocoCorp’s independent registered public accounting firm. Except for SunocoCorp’s fourth quarter, SunocoCorp will also furnish or make available unaudited financial information within 50 days after the close of each quarter. SunocoCorp will be deemed to have made any such report available if SunocoCorp files such report with the SEC on EDGAR or makes the report available on a publicly available website which SunocoCorp maintains.

Right to Inspect SunocoCorp’s Books and Records

The SunocoCorp LLCA provides that non-managing members can, for a purpose that is reasonably related to their interest as members in SunocoCorp, upon reasonable written demand stating the purpose of such demand and at their own expense, have the following documents furnished to them:

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true and full information regarding the status of the business and financial condition of SunocoCorp (provided that the foregoing obligation shall be satisfied to the extent the member is furnished with SunocoCorp’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known business, residence or mailing address of each record holder of membership interests; and

•	a copy of the SunocoCorp LLCA and SunocoCorp’s certificate of formation.

The foregoing rights replace in their entirety any rights to information otherwise provided for in the DLLCA.

The SunocoCorp Manager may, and intends to, keep confidential from the non-managing members trade secrets or other information the disclosure of which the SunocoCorp Manager believes is not in SunocoCorp’s best interests, could damage SunocoCorp or its business or that SunocoCorp is required by law or by agreements with third parties to keep confidential.

Item 2. Exhibits.

Exhibit Number	Exhibit Description

3.1	Certificate of Formation of SunocoCorp LLC, originally filed with the Delaware Secretary of State on June 6, 2000, (as amended and in effect as of October 30, 2025).

3.2	Amended and Restated Limited Liability Company Agreement of SunocoCorp LLC, dated as of October 27, 2025.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 30, 2025	SunocoCorp LLC

By: SunocoCorp Management LLC, its managing member

	By:	/s/ Joseph Kim
	Name: Title:	Joseph Kim President and Chief Executive Officer